EXHIBIT 16

K. BRYCE TOUSSAINT
100 Crescents Court
Suite 70
Dallas, TX 75201

January 19, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       International Land Alliance, Inc.

I have read and agree with the attached disclosure, which I understand will be included in Amendment No. 2 to the Registration on Form S-1 of International Land Alliance, Inc.

Yours truly,

/s/ K. Bryce Toussaint

K. Bryce Toussaint
Dallas, Texas

Effective August 8, 2016, K. Brice Toussant withdrew his registration with the Public Company Accounting and Oversight Board (the "PCAOB").  As a result of his withdrawal from the PCAOB, Mr. Toussant will not be able to audit our financial statements for the year ended December 31, 2016

Mr. Toussant's report on our financial statements as of and for the two years ended December 31, 2015 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that, in his report on our financial statements for the two years ended December 31, 2015, Mr. Toussant expressed substantial doubt as to our ability to continue as a going concern.

During our two fiscal years ended December 31, 2015, and during the subsequent interim period ended August 8, 2016, there were no disagreements with Mr. Toussant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mr. Toussant, would have caused him to make reference to the subject matter of the disagreement in connection with his reports on our financial statements for the two years ended December 31, 2015.